Exhibit 99.3

Navios Maritime Holdings Inc. Announces Expiration of Consent Payment Deadline in Tender Offer for Its 8 7/8% First Priority Ship Mortgage Notes Due 2017 and Redemption of Any Notes Remaining Outstanding After Tender Offer

MONACO — (Marketwired) — 11/29/13 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) announced today that the consent payment deadline expired on November 27, 2013 under the previously announced cash tender offer (the “Tender Offer”) of Navios Holdings and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together with Navios Holdings, the “Co-Issuers”) for any and all of their outstanding 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”) and consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make other changes to provisions contained in the indenture governing the 2017 Notes (the “Consent Solicitation” and, together with the Tender Offer, the “Offer”).

On November 29, 2013, the Co-Issuers accepted for payment, and paid for, all 2017 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, comprising $442,213,000 in aggregate principal amount (representing approximately 90.62%) of outstanding 2017 Notes. Pursuant to the Consent Solicitation, the Co-Issuers received the requisite consents to amend, and have executed a supplemental indenture to, the indenture governing the 2017 Notes. After the purchase by the Co-Issuers of all 2017 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, $45,787,000 in aggregate principal amount of 2017 Notes remains outstanding.

Any 2017 Notes validly tendered after the consent payment deadline but before the expiration of the Tender Offer will be eligible to receive the Tender Offer consideration of $1,020.59 per $1,000 principal amount of 2017 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2017 Notes, but not the consent payment. The Tender Offer remains open and is scheduled to expire at 12:00 midnight, New York City time, on December 12, 2013, unless extended by the Co-Issuers (the “Expiration Time”). Other than as required by applicable law, tendered 2017 Notes may not be withdrawn. The Co-Issuers currently expect to have a final payment date promptly following the Expiration Time for any 2017 Notes tendered after the consent payment deadline.

The terms of the Offer are described in the Co-Issuers’ Offer to Purchase and Consent Solicitation Statement dated November 14, 2013 (the “Offer to Purchase”).

The Co-Issuers also announced that they will redeem for cash, on December 29, 2013, all 2017 Notes that remain outstanding after completion of the Tender Offer, at a redemption price of $1,044.38 per $1,000 principal amount of 2017 Notes, plus accrued and unpaid interest to, but not including, that redemption date. An official notice of redemption is being distributed to holders of the 2017 Notes commencing on November 29, 2013.

The Co-Issuers have engaged Morgan Stanley & Co. LLC to act as dealer manager and solicitation agent in connection with the Offer. The Co-Issuers have engaged D. F. King & Co., Inc. to act as information agent and tender agent in connection with the Offer. Questions regarding the Offer may be directed to Morgan Stanley & Co. LLC, at (800) 624-1808 (toll-free) or (212) 761-0858 (collect). Requests for documentation relating to the Offer may be directed to D. F. King & Co., Inc., at (800) 769-4414 (toll-free) or (212) 269-5550 (collect).

None of the Co-Issuers, D. F. King & Co., Inc., the dealer manager or the 2017 Notes trustee is making any recommendation as to whether holders should tender the 2017 Notes in response to the Offer.

This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and Consent, which sets forth the complete terms of the Offer. The Offer is not being made to holders of 2017 Notes in any jurisdiction in which the making of, or acceptance of, the Offer would not be in compliance with the laws of such jurisdiction.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include statements related to the Offer, including the Expiration Time and possible completion of the Offer and the redemption of the 2017 Notes, as well as comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.